April 14, 2009
VIA EDGAR AND
FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:  Peggy Fisher, Assistant Director

Re:	PLX Technology, Inc.
Preliminary Proxy Statement on Schedule 14A Filed March 12, 2009
Amendment to Form 8-K filed March 18, 2009
File No. 000-25699

Dear Ms. Fisher:

    On behalf of PLX Technology, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter dated April 6, 2009 relating to the Company’s Preliminary Proxy Statement on Schedule 14A and amendments to Form 8-K filed on March 18, 2009.

    The Company is concurrently filing via EDGAR a revised preliminary proxy statement on Schedule 14A (“Revised Preliminary Proxy Statement”) and Amendment No. 3 to Form 8-K, and for the convenience of the Staff, we are providing copies of this letter and marked copies of the Revised Preliminary Proxy Statement and Amendment No. 3 to Form 8-K to Ms. Fisher by overnight delivery.

    In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Revised Proxy Statement.

1.	Please fill in the blanks throughout your document.

We have filled in all blanks in the Revised Preliminary Proxy Statement.

Interests of Certain Persons, page 9

2.
We note your disclosure that the daughter-in-law of Mr. Guzy, your chairman and chief executive officer, is a managing director of VantagePoint, which will receive a portion of the shares that will be issued in satisfaction of the promissory note if the proposal is approved by shareholders.  Please expand your disclosure to discuss in more detail and quantify the nature of Ms. Guzy’s interest in VantagePoint and in the proposed transaction.

We have revised the disclosure concerning Ms. Guzy to include the following language on page 10 of the marked copy of the Revised Preliminary Proxy Statement:

   “The chairman of our board of directors and a significant stockholder of our company, Mr. James Guzy, is the father-in-law of Ms. Melissa Guzy.  Ms. Guzy is a member of VantagePoint Venture Associates IV, L.L.C., the general partner of VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV Principals Funds, L.P. and VantagePoint Venture Partners IV, L.P., former stockholders of Oxford.   Through her membership in VantagePoint Venture Associates IV, L.L.C., Ms. Guzy has an indirect interest in the shares of our common stock issued in the Oxford acquisition that we believe is not material under instructions to applicable SEC rules, and she is not disclosed in the Schedule 13G filed by the VantagePoint entities as having voting or investment power over the shares beneficially owned by the VantagePoint entities, which are former stockholders of Oxford.

    Mr. Guzy did not own any shares of capital stock of, or any other interests in, Oxford, and does not own any shares of capital stock of, or any other interests in, the VantagePoint entities. Our board of directors established a special committee to consider and approve the Oxford acquisition and other matters related thereto, which special committee did not include Mr. Guzy as a member.”

    Based on information provided to us by legal counsel to Oxford that clarifies the nature of Ms. Guzy’s interest, we believe that Ms. Guzy has an indirect interest in the relevant VantagePoint entities that is not material within the meaning of instruction 6(a)(ii) to Regulation S-K Item 404.  Therefore, we do not believe it is either required or appropriate to quantify and disclose her indirect interest.

    We therefore request that the staff accept the disclosure provided in the Revised Preliminary Proxy Statement in response to this comment.

Voting Securities and Principal Holders, page 10

3.	Please revise footnote 8 to identify the individual(s) with investment or voting control over the shares held by La Caisse de Depot et Placement du Quebec.

    On page 13 of the marked copy of the Revised Preliminary Proxy Statement, we have added the following language to footnote 8 that identifies the individual[s] with investment or voting control over the shares reported in the table:

    "Ginette Depelteau, as Senior Vice President of La Caisse de Dépôt et Placement du Québec, holds voting and dispositive power with respect to all of the 2,105,898 shares."

Information Incorporated by Reference, page 13

4.
Because you are incorporating by reference your Form 8-K that is under concurrent review by the staff, please confirm that you will not mail the proxy statement to shareholders until all comments on the incorporated and related filings are resolved.

    On behalf of the Company, we confirm that the definitive proxy statement will not be mailed to stockholders until all comments on the incorporated and related filings are resolved.

5.	Revise your document to provide the information required by Item 13(a)(6) of Schedule 14A.

    The initial preliminary proxy statement included at the top of page 8, under “The Proposal – Financial Information” the following language which we believe is responsive to Item 13(a)(6):

    “A representative of BDO Seidman, LLP, our independent registered public accounting firm, is expected to be present at the special meeting. The representative will have an opportunity to make a statement and to respond to appropriate questions.”

    We believe that no further language is required for Item 13(a)(6).

Additional Substantive Changes

In addition to our responses to the staff’s comments and filling in or correcting previously indicated information as marked in the copy provided, we have added the following substantive information:

•
Recent Development Disclosure.  On page 10 of the marked copy of the Revised Preliminary Proxy Statement, under the general caption “The Proposal,” we have added a “Recent Development” caption under which information is provided concerning the Company’s tender offer to purchase for cash certain outstanding stock options held by employees and directors, which commenced on March 31, 2009, pursuant to a Schedule TO filed with the SEC on that date.

•
Change to indicate that the Forms 10-K and 8-K/A will not be mailed with the definitive proxy statement. Throughout the document we revised references to the information incorporated by reference from the Form 10-K and Form 8-K amendments to indicate that copies of these documents will not be mailed with the definitive proxy statement.  We also conformed references to the Form 8-K amendments to the updated amendments that have been filed.

o
Under Schedule 14A Item 13(b)(1) and (2), the Company is not required to deliver physical copies of the financial information incorporated by reference if the Company meets the requirements of General Instruction I.A of Form S-3 and meets the aggregate market value requirement of General Instruction I.B.1 of Form S-3 ($75 million or more aggregate market value of voting common equity held by non-affiliates).

o	We believe the General Instruction I.A requirement was met when the initial preliminary proxy statement was filed and is currently met.
o
The aggregate market value requirement was not met within the 60 day period ending immediately prior to the March 12, 2009, filing of the initial preliminary proxy statement.  On that basis, the initial filing indicated that the information incorporated would be delivered with the definitive proxy statement (required, if applicable, under Item 13(b)(2)).

o
However, on March 12, 2009, and on certain subsequent dates, the Company has met the aggregate market value requirement under Form S-3.  Specifically, on April 8, 2009, the closing price of the Company’s common stock on the NASDAQ Global Market was $3.10.  We believe that 30,856,681 outstanding shares are held by non-affiliates for purposes of this calculation, resulting in an aggregate market value of voting common equity held by non-affiliates of $95,655,711.  The requirement is met if this dollar amount is $75 million or more.

o
We computed the outstanding shares held by non-affiliates based on the 33,604,240 million shares outstanding on the record date for the special meeting, 2,747,559 outstanding shares held by directors and executive officers as reported in the share ownership table in the Revised Preliminary Proxy Statement (4,211,830 shares beneficially owned by that group including shares that may be acquired under options within 60 days, minus the 1,464,271 shares underlying such options indicated in note 18 to the table), and a balance of 30,856,681 shares held by non-affiliates.  There are no 10% or more share owners known to the Company, and the only persons we believe that should be classified as affiliates are the directors and executive officers listed in the share ownership table.  More specifically, we do not believe, based on the facts reported in the Revised Preliminary Proxy Statement, that any more than 5% beneficial owner is an affiliate for this purpose, except for director James D. Guzy whose shares are included in the director and officer group.

o	In compliance with Instruction D2 to Schedule 14A, we have added the following language to the last page of the proxy statement under “Information Incorporated by Reference”:

    “You may make an oral or written request for information we have incorporated by reference below by contacting us at PLX Technology, Inc., 870 W. Maude Avenue, Sunnyvale, CA 94085 or (408)774-9060.  We will provide to you by first class mail or other equally prompt means a copy of that information you request (not including exhibits that are not incorporated) without charge and within one business day of our receipt of your request.”

Amendment 1 to Form 8-K dated January 2, 2009 filed on March 18, 2009

6.
We note your statement in Item 9.01(d) of your Form 8-K/A filed on March 18, 2009 that the exhibits “are being furnished” with the Current Report on Form 8-K/A.  Please amend Item 9.01 of your Form 8-K/A to indicate that those exhibits required to be filed pursuant to Items 2.01 and 9.01 are filed, rather than furnished, with the Form.  Refer to Items 2.01 and 9.01(a)(1) of Form 8-K.

    We have filed Amendment No. 3 to Form 8-K to respond to this comment and the next two comments below.  We have stated in an explanatory note and in Item 9.01(d) in Amendment No. 3 that all of the listed exhibits are “filed.”  We have also refiled Exhibit 99.2 concerning pro forma information with the revisions noted in the comments below.

Exhibit 99.2 Unaudited Pro Forma Combined Condensed Financial Statements of PLX as of December 31, 2008 and For the Year Then Ended and Notes Thereto

Notes to Unaudited Pro Forma Combined Condensed Financial Statements, page 4

Note 2.  Purchase Price Allocation, page 4

7.
We note that you identified existing and core technology assets with an acquisition-date fair value of $8.4 million.  We further note that you describe this technology as “USB and Serial Connectivity and Network Attached Storage.”  Please revise to explain the nature of these assets and how you determined the estimated fair value of these intangible assets.

    We have included the following discussion in Exhibit 99.2 to Amendment No. 3 to Form 8-K/A which has been filed:

    “The valuation of the acquired intangibles is classified as a level 3 measurement under SFAS 157, Fair Value Measurements, because the valuation was based on significant unobservable inputs and involved management judgment and assumptions about market participants and pricing.   In determining fair value of the acquired intangible assets, we determined the appropriate unit of measure, the exit market and the highest and best use for the assets, as per SFAS 157.

    Electronic systems manufacturers often use “connectivity” integrated circuits to provide the electrical signals that can connect their systems to other electronic systems utilizing various industry-standard specifications.  Products based on the Universal Serial Bus (“USB”) are used to connect a broad range of systems including personal computers, printers and data storage devices.  Before USB, a different, popular technology used a lower speed serial protocol often referred to as a “COM port” or universal asynchronous receiver/transmitter (“UART”).  We refer to technology assets in these areas as “USB and Serial Connectivity” assets.  Recently, electronic systems manufacturers have responded to consumer demand for increased electronic storage of documents, digital photographs, audio files and video files by providing data storage devices that attach to a local area network in the customer’s home.  This requires an integrated circuit that can translate information transmitted in an Ethernet protocol into a data storage protocol such as Serial Advanced Technology Attachment (“SATA”).  We refer to technology assets in this area as “Network Attached Storage Connectivity” assets.

    Each of these assets consists of the core technology, including fundamental designs, embedded firmware (a form of software) and related Patents, Copyrights and other intellectual Property Rights.  They also include the specific product designs of current and past product (e.g. “masks”) and related design data for fabrication.  The assets were categorized as Core/Developed technology based on their:

a)  Stage of Development – Each asset was fully developed and included in products on sale to commercial customers.

b)  On-going Development – For each asset, the on-going R&D activities were limited to routine maintenance work to execute minor improvements and compatibility changes.

c)  Anticipated Future use – PLX and any likely marketplace participant would continue to produce the product related to each technology asset in a manner similar to that assumed by PLX.

These assets were valued using an incremental income approach consistent  with the guidance in the AICPA Practice Aid titled “Assets Acquired in a Business Combination to Be Used in Research and Development Activities” as well as SFAS 141R.  The analysis considers the following major factors:

a)  Forecast – A business forecast was prepared for each technology asset and product line reflecting current and anticipated future sales, Cost of Goods Sold and operating expenses over the expected; remaining life of the asset, including the anticipated technological obsolesce of the asset.

b)  Operating Income – An expected Operating Income was computed, specific to each asset, using the associated business forecast.

c)  Capital charges – Capital charges based on significant tangible and intangible assets needed to realize the operating income forecast were computed.  For each contributory asset, the fair value of the asset was compared to its required, risk-adjusted return.  Cumulative returns were allocated to individual technologies based on revenue and deducted from the operating income to arrive at an incremental income forecast, reflecting the contribution of the technology to the overall operating income.

d)  Risk Adjusted Discount Rate – Each incremental operating income forecast was discounted to present value using a risk adjusted discount rate specific to the assets, its business forecast and the market it addresses.  The rates used were compared to the overall implied rate for the transaction (based on the overall forecast and the consideration paid) and to the Weighted Average rate of all the assets, including the assets to which charges were recognized.  Assets for which capital charge were developed and used, included: fixed assets, working capital, customer relationships, and assembled workforce.  The discount rates ranged from 18% to 22%.

e)  Present Value of Incremental Operating Income – The present value of the incremental operating income was determined using the risk-adjusted discount rate.

f)  Section 197 Tax Benefit – A benefit was recognized for the tax deductibility of the amount invested in intangible assets per the AICPA Practice Aid.  This benefit was added to the present value of incremental operating income to determine the final conclusion of fair value.”

Note 3.  Pro Forma Adjustments, page 6

8.
Reference is made to adjustment (f).  Please revise to explain what you mean by “ships and debits payable.”  Within your discussion, please explain why you would owe this liability to Oxford’s distributors related to Oxford’s deferred revenue which has no fair value as of the acquisition date.  Finally, discuss why the total of the “ships and debits payable” is greater than Oxford’s deferred revenue.

    In the semiconductor industry, it is common to sell product to a distributor at book price, or a standard price list price, which is often higher than the final price a distributor will pay for the product.  The ultimate price the distributor will pay for the price will be dependent on who they sell the product to and in what volumes.  The lack of fixed and determinable price is one of the reasons for income being deferred by Oxford.  Ship and debits are the amounts due to distributors based on the difference between the book price, or price a distributor previously purchased product for, and an authorized quote price based on the distributors’ sell through activity.  Although there is no fair value recorded upon acquisition of Oxford’s deferred income because there was no performance obligation to earn the revenue, there is still an obligation to the distributors for the price differences.  The “ship and debits payables” relate to liabilities under the deferred income, not deferred revenue.  Reference to Oxford's deferred revenue has been removed in the revised disclosure.

    We have revised item (f) in Exhibit 99.2 as follows:

    “(f) To record assumed liability associated with credits due to distributors for the difference in the price they previously purchased product for from Oxford Semiconductor, Inc. and the authorized quote price based on the distributors’ sell through activity.”

Other Matters

    We have attached as Appendix A a letter from the Company providing the standard acknowledgments requested by the staff.

    Please direct your questions or comments to Stephen J. Schrader of this office (415-576-3028) or me (650-251-5926). In addition, we would request that you provide a facsimile of any additional comments you may have to Mr. Schrader at 415-576-3099 and me at 650-856-9299. Thank you for your assistance.

Very truly yours,

/s/ Jenny C. Yeh
Jenny C. Yeh

cc:  Mary Beth Breslin
       Stephen J. Schrader Esq.
       Arthur O. Whipple

Appendix A

PLX Technology, Inc.
870 W. Maude Avenue
Sunnyvale, CA 94085

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  Peggy Fisher, Assistant Director

Re:	PLX Technology, Inc.
Preliminary Proxy Statement on Schedule 14A Filed March 12, 2009
Amendments to Form 8-K filed March 18 and 19, 2009
File No. 000-25699

PLX Technology, Inc. hereby acknowledges that:

•	the Company is responsible for the adequacy and the accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities laws of the United States.

Sincerely,

/s/ Arthur O. Whipple
Arthur O. Whipple
Chief Financial Officer
PLX Technology, Inc.